UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. )1

Mercury Systems, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

589378108
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
777 Third Avenue, 18th Floor
New York, New York 10017
(212) 845-7977

GARY J. SIMON, ESQ.
HUGHES HUBBARD & REED LLP
One Battery Park Plaza
New York, New York 10004
(212) 837-6000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 3, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 589378108
1	NAMES OF REPORTING PERSONS
STARBOARD VALUE LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,156,831

	8	SHARED VOTING POWER
- 0 -

	9	SOLE DISPOSITIVE POWER
4,156,831

	10	SHARED DISPOSITIVE POWER
- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,156,831*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* Includes 573,082 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

CUSIP No. 589378108
1	NAMES OF REPORTING PERSONS
STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,333,266

	8	SHARED VOTING POWER
- 0 -

	9	SOLE DISPOSITIVE POWER
2,333,266

	10	SHARED DISPOSITIVE POWER
- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,333,266*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Includes 573,082 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

CUSIP No. 589378108
1	NAMES OF REPORTING PERSONS
STARBOARD VALUE AND OPPORTUNITY S LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
368,090

	8	SHARED VOTING POWER
- 0 -

	9	SOLE DISPOSITIVE POWER
368,090

	10	SHARED DISPOSITIVE POWER
- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
368,090

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 589378108
1	NAMES OF REPORTING PERSONS
STARBOARD VALUE AND OPPORTUNITY C LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
221,718

	8	SHARED VOTING POWER
- 0 -

	9	SOLE DISPOSITIVE POWER
221,718

	10	SHARED DISPOSITIVE POWER
- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
221,718

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 589378108
1	NAMES OF REPORTING PERSONS
STARBOARD VALUE R LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
221,718

	8	SHARED VOTING POWER
- 0 -

	9	SOLE DISPOSITIVE POWER
221,718

	10	SHARED DISPOSITIVE POWER
- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
221,718

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 589378108
1	NAMES OF REPORTING PERSONS
STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
154,830

	8	SHARED VOTING POWER
- 0 -

	9	SOLE DISPOSITIVE POWER
154,830

	10	SHARED DISPOSITIVE POWER
- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
154,830

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 589378108
1	NAMES OF REPORTING PERSONS
STARBOARD VALUE L LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
154,830

	8	SHARED VOTING POWER
- 0 -

	9	SOLE DISPOSITIVE POWER
154,830

	10	SHARED DISPOSITIVE POWER
- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
154,830

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 589378108
1	NAMES OF REPORTING PERSONS
STARBOARD VALUE R GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
376,548

	8	SHARED VOTING POWER
- 0 -

	9	SOLE DISPOSITIVE POWER
376,548

	10	SHARED DISPOSITIVE POWER
- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
376,548

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 589378108
1	NAMES OF REPORTING PERSONS
STARBOARD X MASTER FUND LTD

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
585,950

	8	SHARED VOTING POWER
- 0 -

	9	SOLE DISPOSITIVE POWER
585,950

	10	SHARED DISPOSITIVE POWER
- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
585,950

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 589378108
1	NAMES OF REPORTING PERSONS
STARBOARD VALUE GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,156,831

	8	SHARED VOTING POWER
- 0 -

	9	SOLE DISPOSITIVE POWER
4,156,831

	10	SHARED DISPOSITIVE POWER
- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,156,831*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Includes 573,082 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

CUSIP No. 589378108
1	NAMES OF REPORTING PERSONS
STARBOARD PRINCIPAL CO LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,156,831

	8	SHARED VOTING POWER
- 0 -

	9	SOLE DISPOSITIVE POWER
4,156,831

	10	SHARED DISPOSITIVE POWER
- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,156,831*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* Includes 573,082 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

CUSIP No. 589378108
1	NAMES OF REPORTING PERSONS
STARBOARD PRINCIPAL CO GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,156,831

	8	SHARED VOTING POWER
- 0 -

	9	SOLE DISPOSITIVE POWER
4,156,831

	10	SHARED DISPOSITIVE POWER
- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,156,831*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Includes 573,082 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

CUSIP No. 589378108
1	NAMES OF REPORTING PERSONS
JEFFREY C. SMITH

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
- 0 -

	8	SHARED VOTING POWER
4,156,831

	9	SOLE DISPOSITIVE POWER
- 0 -

	10	SHARED DISPOSITIVE POWER
4,156,831

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,156,831*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Includes 573,082 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

CUSIP No. 589378108
1	NAMES OF REPORTING PERSONS
PETER A. FELD

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
- 0 -

	8	SHARED VOTING POWER
4,156,831

	9	SOLE DISPOSITIVE POWER
- 0 -

	10	SHARED DISPOSITIVE POWER
4,156,831

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,156,831*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Includes 573,082 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

CUSIP No. 589378108
The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.01 per share (the “Shares”), of Mercury System, Inc., a Massachusetts corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 50 Minuteman Road, Andover, Massachusetts 01810.

Item 2.	Identity and Background.

(a)	This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;

(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;

(iv)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP and the managing member of Starboard P GP;

(v)	Starboard Value and Opportunity Master Fund L LP, a Cayman Islands exempted limited partnership (“Starboard L Master”), with respect to the Shares directly and beneficially owned by it;

(vi)	Starboard Value L LP (“Starboard L GP”), as the general partner of Starboard L Master;

(vii)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP and Starboard L GP;

(viii)	Starboard X Master Fund Ltd, a Cayman Islands exempted company (“Starboard X Master”), with respect to the Shares directly and beneficially owned by it;

(ix)
Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and of a certain managed account (the “Starboard Value LP Account”);

(x)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;

(xi)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;

(xii)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;

CUSIP No. 589378108
(xiii)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP; and

(xiv)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)          The address of the principal office of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard R LP, Starboard L Master, Starboard L GP, Starboard R GP, Starboard X Master,  Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith and Feld is 777 Third Avenue, 18th Floor, New York, New York 10017. The officers and directors of Starboard V&O Fund and Starboard X Master and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c)         The principal business of Starboard V&O Fund is serving as a private investment fund. Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master have been formed for the purpose of investing in securities and engaging in all related activities and transactions. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and the Starboard Value LP Account. The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP. The principal business of Principal Co is providing investment advisory and management services. Principal Co is a member of Starboard Value GP. Principal GP serves as the general partner of Principal Co. Starboard R LP serves as the general partner of Starboard C LP. Starboard L GP serves as the general partner of Starboard L Master. Starboard R GP serves as the general partner of Starboard R LP and Starboard L GP. Messrs. Smith and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

(d)          No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)        No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Smith and Feld are citizens of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

CUSIP No. 589378108
Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein.

The aggregate purchase price of the 2,333,266 Shares beneficially owned by Starboard V&O Fund is approximately $123,112,706, excluding brokerage commissions. The aggregate purchase price of the entered into over-the-counter forward purchase contracts for the purchase of 573,082 Shares by Starboard V&O Fund is approximately $27,329,320, excluding brokerage commissions. The aggregate purchase price of the 368,090 Shares beneficially owned by Starboard S LLC is approximately $19,372,301, excluding brokerage commissions. The aggregate purchase price of the 221,718 Shares beneficially owned by Starboard C LP is approximately $11,669,997, excluding brokerage commissions. The aggregate purchase price of the 154,830 Shares beneficially owned by Starboard L Master is approximately $8,154,907, excluding brokerage commissions.  The aggregate purchase price of the 585,950 Shares beneficially owned by Starboard X Master is approximately $30,890,737, excluding brokerage commissions.  The aggregate purchase price of the 4,156,831 Shares held in the Starboard Value LP Account is approximately $219,527,067, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP No. 589378108
On January 13, 2022, Starboard Value LP delivered an open letter to the board of directors of the Issuer, a copy of which is attached hereto as Exhibit 99.3 and is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 56,645,864 Shares outstanding, as of October 31, 2021, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2021.

A.	Starboard V&O Fund

(a)	As of the close of business on January 13, 2022, Starboard V&O Fund beneficially owned 2,333,266 Shares, including 573,082 Shares underlying certain forward purchase contracts.

Percentage: Approximately 4.1%

(b)	1. Sole power to vote or direct vote: 2,333,266
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,333,266
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

B.	Starboard S LLC

(a)	As of the close of business on January 13, 2022, Starboard S LLC beneficially owned 368,090 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 368,090
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 368,090
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

C.	Starboard C LP

(a)	As of the close of business on January 13, 2022, Starboard C LP beneficially owned 221,718 Shares.

Percentage: Less than 1%

CUSIP No. 589378108
(b)	1. Sole power to vote or direct vote: 221,718
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 221,718
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

D.	Starboard R LP

(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 221,718 Shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 221,718
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 221,718
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard R LP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

E.	Starboard L Master

(a)	As of the close of business on January 13, 2022, Starboard L Master beneficially owned 154,830 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 154,830
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 154,830
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

F.	Starboard L GP

(a)	Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 154,830 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 154,830
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 154,830
4. Shared power to dispose or direct the disposition: 0

CUSIP No. 589378108
(c)
Starboard L GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

G.	Starboard R GP

(a)
Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 221,718 Shares owned by Starboard C LP, and (ii) 154,830 Shares owned by Starboard L Master.

Percentage: Approximately Less than 1%

(b)	1. Sole power to vote or direct vote: 376,548
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 376,548
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard R GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard C LP and Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

H.	Starboard X Master

(a)	As of the close of business on January 13, 2022, Starboard X Master beneficially owned 585,950 Shares.

Percentage: Approximately 1.0%

(b)	1. Sole power to vote or direct vote: 585,950
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 585,950
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

I.	Starboard Value LP

(a)
As of the close of business on January 13, 2022, 4,156,831 Shares were held in the Starboard Value LP Account, including 573,082 Shares underlying certain forward purchase contracts. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 2,333,266 Shares owned by Starboard V&O Fund, (ii) 368,090 Shares owned by Starboard S LLC, (iii) 221,718 Shares owned by Starboard C LP, (iv) 154,830 Shares owned by Starboard L Master, (v) 585,950 Shares owned by Starboard X Master, and (vi) 492,977 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.3%

CUSIP No. 589378108
(b)	1. Sole power to vote or direct vote: 4,156,831
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,156,831
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

J.	Starboard Value GP

(a)
Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 2,333,266 Shares owned by Starboard V&O Fund, (ii) 368,090 Shares owned by Starboard S LLC, (iii) 221,718 Shares owned by Starboard C LP, (iv) 154,830 Shares owned by Starboard L Master, (v) 585,950 Shares owned by Starboard X Master, and (vi) 492,977 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.3%

(b)	1. Sole power to vote or direct vote: 4,156,831
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,156,831
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard Value GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

K.	Principal Co

(a)
Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i)
2,333,266 Shares owned by Starboard V&O Fund, (ii) 368,090 Shares owned by Starboard S LLC, (iii) 221,718 Shares owned by Starboard C LP, (iv) 154,830 Shares owned by Starboard L Master, (v) 585,950 Shares owned by Starboard X Master, and (vi) 492,977 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.3%

(b)	1. Sole power to vote or direct vote: 4,156,831
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,156,831
4. Shared power to dispose or direct the disposition: 0

(c)
Principal Co has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

CUSIP No. 589378108
L.	Principal GP

(a)
Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 2,333,266 Shares owned by Starboard V&O Fund, (ii) 368,090 Shares owned by Starboard S LLC, (iii) 221,718 Shares owned by Starboard C LP, (iv) 154,830 Shares owned by Starboard L Master, (v) 585,950 Shares owned by Starboard X Master, and (vi) 492,977 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.3%

(b)	1. Sole power to vote or direct vote: 4,156,831
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,156,831
4. Shared power to dispose or direct the disposition: 0

(c)
Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

M.	Messrs. Smith and Feld

(a)
Each of Messrs. Smith and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 2,333,266 Shares owned by Starboard V&O Fund, (ii) 368,090 Shares owned by Starboard S LLC, (iii) 221,718 Shares owned by Starboard C LP, (iv) 154,830 Shares owned by Starboard L Master, (v) 585,950 Shares owned by Starboard X Master, and (vi) 492,977 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,156,831
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,156,831

(c)
None of Messrs. Smith or Feld has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

CUSIP No. 589378108
(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Starboard V&O Fund entered into forward purchase contracts with Bank of America as the counterparty providing for the purchase of an aggregate of 573,082 Shares, having an aggregate purchase price of approximately $27,329,320 (each a “BA Forward Contract”). Each of the BA Forward Contracts has a final valuation date of March 15, 2023, however, Starboard V&O Fund has the ability to elect early settlement after serving notice to the counter-party of such intention at least two scheduled trading days in advance of the desired early final valuation date. Each of the BA Forward Contracts provides for physical settlement. Until the settlement date, none of the BA Forward Contracts give the Reporting Persons voting and dispositive control over the Shares to which such contracts relate.

On January 13, 2022, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value R LP, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value R GP LLC, Starboard X Master Fund Ltd, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith and Peter A. Feld, dated January 13, 2022.

99.2	Power of Attorney for Jeffrey C. Smith and Peter A. Feld, dated January 13, 2022.

99.3	Letter to the Board of Directors of the Issuer, dated January 13, 2022.

CUSIP No. 589378108
SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2022

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By:	Starboard Value LP,
its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC		STARBOARD VALUE L LP
By:	Starboard Value LP,	By:	Starboard Value R GP LLC,
	its manager		its general partner

STARBOARD VALUE AND OPPORTUNITY C LP		STARBOARD X MASTER FUND LTD
By:	Starboard Value R LP,	By:	Starboard Value LP,
	its general partner		its investment manager

STARBOARD VALUE R LP		STARBOARD VALUE LP
By:	Starboard Value R GP LLC,	By:	Starboard Value GP LLC,
	its general partner		its general partner

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP		STARBOARD VALUE GP LLC
By:	Starboard Value L LP,	By:	Starboard Principal Co LP,
	its general partner		its member

STARBOARD PRINCIPAL CO LP
		By:	Starboard Principal Co GP LLC,
its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
Name:	Jeffrey C. Smith
Title:	Authorized Signatory

/s/ /s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Peter A. Feld

CUSIP No. 589378108
SCHEDULE A

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd and Starboard X Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Patrick Agemian Director	Director of Global Funds Management, Ltd.	PO Box 10034, Harbour Place 2nd Floor 103 South Church Street Grand Cayman Cayman Islands, KY1-1001	Canada

Kenneth R. Marlin Director	Chief Financial Officer, Starboard Value LP	777 Third Avenue, 18th Floor New York, New York 10017	United States of America

Alaina Danley Director	Managing Director of Waystone Governance Ltd.	Waystone Governance Ltd. Suite 5B201, 2nd Floor One Nexus Way P.O. Box 2587 Grand Cayman Cayman Islands, KY1-1103	Cayman Islands

CUSIP No. 589378108
SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Purchase of Common Stock	3,905	51.87	11/15/2021
Purchase of Common Stock	3,905	51.87	11/15/2021
Purchase of Common Stock	2,720	51.8414	11/15/2021
Purchase of Common Stock	2,720	51.8414	11/15/2021
Sale of Common Stock	(54,523)	52.2878	11/16/2021
Purchase of Common Stock	1,645	51.958	11/16/2021
Purchase of Common Stock	1,644	51.958	11/16/2021
Purchase of Forward Contract	54,523	52.3241	11/16/2021
Sale of Common Stock	(54,524)	51.4763	11/17/2021
Purchase of Forward Contract	54,524	51.516	11/17/2021
Purchase of Common Stock	7,041	51.5427	11/17/2021
Purchase of Common Stock	7,041	51.5427	11/17/2021
Purchase of Common Stock	13,750.0	50.547	11/18/2021
Purchase of Common Stock	13,750.0	50.547	11/18/2021
Purchase of Common Stock	13,750.0	49.5426	11/19/2021
Purchase of Common Stock	13,750.0	49.5426	11/19/2021
Sale of Common Stock	(54,578.0)	50.3282	11/22/2021
Purchase of Forward Contract	54,578.0	50.4041	11/22/2021
Purchase of Forward Contract	41,250.0	49.696	11/23/2021
Purchase of Forward Contract	23,650.0	49.5766	11/24/2021
Purchase of Forward Contract	55,000.0	48.0831	11/26/2021
Purchase of Forward Contract	27,500.0	49.1062	11/29/2021
Purchase of Forward Contract	54,578.0	49.0683	11/30/2021
Sale of Common Stock	(54,578.0)	49.0235	11/30/2021
Purchase of Common Stock	13,274.0	48.7722	11/30/2021
Purchase of Common Stock	13,273.0	48.7722	11/30/2021
Purchase of Common Stock	21,525.0	49.7852	12/01/2021
Purchase of Common Stock	21,525.0	49.7852	12/01/2021
Sale of Common Stock	(54,599.0)	49.7404	12/01/2021
Purchase of Forward Contract	54,599.0	49.8104	12/01/2021
Sale of Common Stock	(82,230.0)	47.9215	12/02/2021
Purchase of Forward Contract	82,230.0	47.9413	12/02/2021
Purchase of Common Stock	5,740.0	47.7811	12/02/2021
Purchase of Common Stock	5,740.0	47.7811	12/02/2021
Purchase of Common Stock	7,175.0	47.1249	12/03/2021
Purchase of Common Stock	7,175.0	47.1249	12/03/2021
Sale of Common Stock	(82,436.0)	48.2275	12/07/2021
Purchase of Forward Contract	82,436.0	48.2787	12/07/2021
Sale of Common Stock	(82,436.0)	46.8885	12/09/2021
Purchase of Forward Contract	82,436.0	46.942	12/09/2021
Purchase of Common Stock	6,142.0	46.83	12/10/2021
Purchase of Common Stock	6,142.0	46.83	12/10/2021
Purchase of Common Stock	8,123.0	46.9811	12/10/2021
Purchase of Common Stock	8,123.0	46.9811	12/10/2021
Purchase of Common Stock	5,688.0	47.9096	12/13/2021
Purchase of Common Stock	5,688.0	47.9096	12/13/2021
Sale of Common Stock	(47,872.0)	48.9875	12/14/2021
Purchase of Forward Contract	47,872.0	49.0365	12/14/2021

CUSIP No. 589378108
Purchase of Common Stock	21,525.0	49.8975	12/15/2021
Purchase of Common Stock	21,525.0	49.8975	12/15/2021
Sale of Common Stock	(92,999.0)	50.4373	12/16/2021
Purchase of Forward Contract	92,999.0	50.5365	12/16/2021
Purchase of Common Stock	7,175.0	50.0766	12/16/2021
Purchase of Common Stock	7,175.0	50.0766	12/16/2021
Sale of Common Stock	(92,585.0)	49.2765	12/20/2021
Purchase of Forward Contract	92,585.0	49.3049	12/20/2021
Purchase of Common Stock	7,175.0	49.6442	12/20/2021
Purchase of Common Stock	7,175.0	49.6442	12/20/2021
Purchase of Common Stock	9,882.0	51.4446	12/21/2021
Purchase of Common Stock	9,882.0	51.4446	12/21/2021
Sale of Common Stock	(92,027.0)	51.2378	12/21/2021
Purchase of Forward Contract	92,027.0	51.2967	12/21/2021
Sale of Common Stock	(89,219.0)	51.005	12/22/2021
Sale of Common Stock	(1,644.0)	51.005	12/22/2021
Purchase of Forward Contract	90,863.0	51.0574	12/22/2021
Purchase of Common Stock	2,057.0	54.9298	12/23/2021
Purchase of Common Stock	2,057.0	54.9298	12/23/2021
Purchase of Common Stock	58,919.0	55.6249	12/23/2021
Purchase of Common Stock	58,919.0	55.6249	12/23/2021
Purchase of Forward Contract	28,700.0	53.7574	12/23/2021
Sale of Common Stock	(57,740.0)	55.4034	12/27/2021
Purchase of Forward Contract	57,740.0	55.4395	12/27/2021
Purchase of Common Stock	35,875.0	55.3576	12/27/2021
Purchase of Common Stock	35,875.0	55.3576	12/27/2021
Purchase of Common Stock	1,493.0	55.86	12/28/2021
Purchase of Common Stock	1,493.0	55.86	12/28/2021
Sale of Common Stock	(86,366.0)	55.7334	12/28/2021
Purchase of Forward Contract	86,366.0	55.7862	12/28/2021
Purchase of Common Stock	50,167.0	55.7669	12/28/2021
Purchase of Common Stock	50,167.0	55.7669	12/28/2021
Sale of Common Stock	(86,203.0)	54.8951	12/29/2021
Purchase of Forward Contract	86,203.0	54.9464	12/29/2021
Sale of Common Stock	(62,145.0)	55.7249	12/30/2021
Sale of Common Stock	(19,938.0)	55.7249	12/30/2021
Purchase of Forward Contract	82,083.0	55.7993	12/30/2021
Purchase of Forward Contract	20,090.0	55.6412	12/31/2021
Purchase of Common Stock	1,764.0	56.3048	01/03/2022
Purchase of Common Stock	1,764.0	56.3048	01/03/2022
Purchase of Common Stock	19,167.0	56.018	01/03/2022
Purchase of Common Stock	19,166.0	56.018	01/03/2022
Purchase of Common Stock	29,869.0	57.0904	01/04/2022
Purchase of Common Stock	29,869.0	57.0904	01/04/2022
Purchase of Common Stock	132,029.0	57.524	01/05/2022
Purchase of Common Stock	132,030.0	57.524	01/05/2022
Purchase of Common Stock	53,536.0	56.688	01/06/2022
Purchase of Common Stock	53,536.0	56.688	01/06/2022
Purchase of Common Stock	19,685.0	56.8095	01/07/2022
Purchase of Common Stock	19,685.0	56.8095	01/07/2022
Purchase of Common Stock	35,563.0	55.6399	01/10/2022
Purchase of Common Stock	35,562.0	55.6399	01/10/2022
Purchase of Common Stock	28,450.0	57.1062	01/11/2022
Purchase of Common Stock	28,450.0	57.1062	01/11/2022
Purchase of Common Stock	1,000,000.0	52.3903	01/12/2022
Exercise of Forward Contract	(1,000,000.0)	52.3658	01/12/2022
Purchase of Common Stock	31,580.0	57.3145	01/12/2022
Purchase of Common Stock	31,579.0	57.3145	01/12/2022
Purchase of Common Stock	28,450.0	58.2419	01/13/2022
Purchase of Common Stock	28,450.0	58.2419	01/13/2022

CUSIP No. 589378108
Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY S LLC

Purchase of Common Stock	1,292.0	51.87	11/15/2021
Purchase of Common Stock	900.0	51.8414	11/15/2021
Sale of Common Stock	(9,031.0)	52.2878	11/16/2021
Purchase of Common Stock	544.0	51.958	11/16/2021
Purchase of Forward Contract	9,031.0	52.3241	11/16/2021
Sale of Common Stock	(9,032.0)	51.4763	11/17/2021
Purchase of Forward Contract	9,032.0	51.516	11/17/2021
Purchase of Common Stock	2,330.0	51.5427	11/17/2021
Purchase of Common Stock	4,550.0	50.547	11/18/2021
Purchase of Common Stock	4,550.0	49.5426	11/19/2021
Sale of Common Stock	(9,040.0)	50.3282	11/22/2021
Purchase of Forward Contract	9,040.0	50.4041	11/22/2021
Purchase of Forward Contract	6,825.0	49.696	11/23/2021
Purchase of Forward Contract	3,913.0	49.5766	11/24/2021
Purchase of Forward Contract	9,100.0	48.0831	11/26/2021
Purchase of Forward Contract	4,550.0	49.1062	11/29/2021
Purchase of Forward Contract	9,039.0	49.0683	11/30/2021
Sale of Common Stock	(9,039.0)	49.0235	11/30/2021
Purchase of Common Stock	4,392.0	48.7722	11/30/2021
Purchase of Common Stock	6,525.0	49.7852	12/01/2021
Sale of Common Stock	(9,042.0)	49.7404	12/01/2021
Purchase of Common Stock	9,042.0	49.8104	12/01/2021
Sale of Common Stock	(13,523.0)	47.9215	12/02/2021
Purchase of Forward Contract	13,523.0	47.9413	12/02/2021
Purchase of Common Stock	1,740.0	47.7811	12/02/2021
Purchase of Common Stock	2,175.0	47.1249	12/03/2021
Sale of Common Stock	(13,498.0)	48.2275	12/07/2021
Purchase of Forward Contract	13,498.0	48.2787	12/07/2021
Purchase of Common Stock	(13,498.0)	46.8885	12/09/2021
Purchase of Forward Contract	13,498.0	46.942	12/09/2021
Purchase of Common Stock	1,862.0	46.83	12/10/2021
Purchase of Common Stock	2,462.0	46.9811	12/10/2021
Purchase of Common Stock	1,724.0	47.9096	12/13/2021
Sale of Common Stock	(7,770.0)	48.9875	12/14/2021
Purchase of Forward Contract	7,770.0	49.0365	12/14/2021
Purchase of Common Stock	6,525.0	49.8975	12/15/2021
Sale of Common Stock	(14,967.0)	50.4373	12/16/2021
Purchase of Forward Contract	14,967.0	50.5365	12/16/2021
Purchase of Common Stock	2,175.0	50.0766	12/16/2021
Sale of Common Stock	(14,851.0)	49.2765	12/20/2021
Purchase of Forward Contract	14,851.0	49.3049	12/20/2021
Purchase of Common Stock	2,175.0	49.6442	12/20/2021
Purchase of Common Stock	2,996.0	51.4446	12/21/2021
Sale of Common Stock	(14,697.0)	51.2378	12/21/2021
Purchase of Forward Contract	14,697.0	51.2967	12/21/2021
Sale of Common Stock	(14,374.0)	51.005	12/22/2021
Purchase of Forward Contract	14,374.0	51.0574	12/22/2021
Purchase of Common Stock	623.0	54.9298	12/23/2021
Purchase of Common Stock	17,860.0	55.6249	12/23/2021
Purchase of Common Stock	4,350.0	53.7574	12/23/2021
Sale of Common Stock	(8,794.0)	55.4034	12/27/2021

CUSIP No. 589378108
Purchase of Forward Contract	8,794.0	55.4395	12/27/2021
Purchase of Common Stock	10,875.0	55.3576	12/27/2021
Purchase of Common Stock	452.0	55.86	12/28/2021
Sale of Common Stock	(13,123.0)	55.7334	12/28/2021
Purchase of Forward Contract	13,123.0	55.7862	12/28/2021
Purchase of Common Stock	15,208.0	55.7669	12/28/2021
Sale of Common Stock	(13,079.0)	54.8951	12/29/2021
Purchase of Common Stock	13,079.0	54.9464	12/29/2021
Sale of Common Stock	(12,453.0)	55.7249	12/30/2021
Purchase of Forward Contract	12,453.0	55.7993	12/30/2021
Purchase of Forward Contract	3,045.0	55.6412	12/31/2021
Purchase of Common Stock	533.0	56.3048	01/03/2022
Purchase of Common Stock	5,794.0	56.018	01/03/2022
Purchase of Common Stock	9,029.0	57.0904	01/04/2022
Purchase of Common Stock	39,910.0	57.524	01/05/2022
Purchase of Common Stock	16,183.0	56.688	01/06/2022
Purchase of Common Stock	5,951.0	56.8095	01/07/2022
Purchase of Common Stock	10,750.0	55.6399	01/10/2022
Purchase of Common Stock	8,600.0	57.1062	01/11/2022
Purchase of Common Stock	253,194.0	50.6085	01/12/2022
Exercise of Forward Contract	(253,194.0)	50.5759	01/12/2022
Purchase of Common Stock	9,546.0	57.3145	01/12/2022
Purchase of Common Stock	8,600	58.2419	01/13/2022

CUSIP No. 589378108
Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY C LP

Purchase of Common Stock	781.0	51.87	11/17/2021
Purchase of Common Stock	544.0	51.8414	11/17/2021
Sale of Common Stock	(5,459.0)	52.2878	11/18/2021
Purchase of Common Stock	329.0	51.958	11/18/2021
Purchase of Forward Contract	5,459.0	52.3241	11/18/2021
Sale of Common Stock	(5,459.0)	51.4763	11/19/2021
Purchase of Forward Contract	5,459.0	51.516	11/19/2021
Purchase of Common Stock	1,408.0	51.5427	11/19/2021
Purchase of Common Stock	2,750.0	50.547	11/22/2021
Purchase of Common Stock	2,750.0	49.5426	11/23/2021
Sale of Common Stock	(5,463.0)	50.3282	11/24/2021
Purchase of Forward Contract	5,463.0	50.4041	11/24/2021
Purchase of Forward Contract	4,125.0	49.696	11/26/2021
Purchase of Forward Contract	2,365.0	49.5766	11/29/2021
Purchase of Forward Contract	5,500.0	48.0831	11/30/2021
Purchase of Forward Contract	2,750.0	49.1062	12/01/2021
Purchase of Forward Contract	5,463.0	49.0683	12/02/2021
Sale of Common Stock	(5,463.0)	49.0235	12/02/2021
Purchase of Common Stock	2,655.0	48.7722	12/02/2021
Purchase of Common Stock	3,900.0	49.7852	12/03/2021
Sale of Common Stock	(5,465.0)	49.7404	12/03/2021
Purchase of Forward Contract	5,465.0	49.8104	12/03/2021
Sale of Common Stock	(8,167.0)	47.9215	12/06/2021
Purchase of Forward Contract	8,167.0	47.9413	12/06/2021
Purchase of Common Stock	1,040.0	47.7811	12/06/2021
Purchase of Common Stock	1,300.0	47.1249	12/07/2021
Sale of Common Stock	(8,147.0)	48.2275	12/09/2021
Purchase of Forward Contract	8,147.0	48.2787	12/09/2021
Sale of Common Stock	(8,147.0)	46.8885	12/13/2021
Purchase of Forward Contract	8,147.0	46.942	12/13/2021
Purchase of Common Stock	1,113.0	46.83	12/14/2021
Purchase of Common Stock	1,472.0	46.9811	12/14/2021
Purchase of Common Stock	1,030.0	47.9096	12/15/2021
Sale of Common Stock	(4,685.0)	48.9875	12/16/2021
Purchase of Forward Contract	4,685.0	49.0365	12/16/2021
Purchase of Common Stock	3,900.0	49.8975	12/17/2021
Sale of Common Stock	(9,015.0)	50.4373	12/20/2021
Purchase of Forward Contract	9,015.0	50.5365	12/20/2021
Purchase of Common Stock	1,300.0	50.0766	12/20/2021
Sale of Common Stock	(8,941.0)	49.2765	12/22/2021
Purchase of Forward Contract	8,941.0	49.3049	12/22/2021
Purchase of Common Stock	1,300.0	49.6442	12/22/2021
Purchase of Common Stock	1,791.0	51.4446	12/23/2021
Sale of Common Stock	(8,844.0)	51.2378	12/23/2021
Purchase of Forward Contract	8,844.0	51.2967	12/23/2021
Sale of Common Stock	(8,639.0)	51.005	12/27/2021
Purchase of Forward Contract	8,639.0	51.0574	12/27/2021
Purchase of Common Stock	372.0	54.9298	12/28/2021
Purchase of Common Stock	10,675.0	55.6249	12/28/2021
Purchase of Forward Contract	2,600.0	53.7574	12/28/2021
Sale of Common Stock	(5,259.0)	55.4034	12/29/2021

CUSIP No. 589378108
Purchase of Forward Contract	5,259.0	55.4395	12/29/2021
Purchase of Common Stock	6,500.0	55.3576	12/29/2021
Purchase of Common Stock	270.0	55.86	12/30/2021
Sale of Common Stock	(7,847.0)	55.7334	12/30/2021
Purchase of Forward Contract	7,847.0	55.7862	12/30/2021
Purchase of Common Stock	9,090.0	55.7669	12/30/2021
Sale of Common Stock	(7,818.0)	54.8951	12/31/2021
Purchase of Forward Contract	7,818.0	54.9464	12/31/2021
Sale of Common Stock	(7,444.0)	55.7249	01/03/2022
Purchase of Forward Contract	7,444.0	55.7993	01/03/2022
Purchase of Forward Contract	1,820.0	55.6412	01/04/2022
Purchase of Common Stock	322.0	56.3048	01/05/2022
Purchase of Common Stock	3,503.0	56.018	01/05/2022
Purchase of Common Stock	5,459.0	57.0904	01/06/2022
Purchase of Common Stock	24,132.0	57.524	01/07/2022
Purchase of Common Stock	9,785.0	56.688	01/10/2022
Purchase of Common Stock	3,598.0	56.8095	01/10/2022
Purchase of Common Stock	6,500.0	55.6399	01/10/2022
Purchase of Common Stock	5,200.0	57.1062	01/11/2022
Purchase of Common Stock	152,247.0	50.6048	01/12/2022
Exercise of Forward Contract	(152,247.0)	50.5722	01/12/2022
Purchase of Common Stock	5,772.0	57.3145	01/12/2022
Purchase of Common Stock	5,200.0	58.2419	01/13/2022

CUSIP No. 589378108
Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

Purchase of Common Stock	540.0	51.87	11/17/2021
Purchase of Common Stock	376.0	51.8414	11/17/2021
Sale of Common Stock	(3,771.0)	52.2878	11/18/2021
Purchase of Common Stock	227.0	51.958	11/18/2021
Purchase of Forward Contract	3,771.0	52.3241	11/18/2021
Sale of Common Stock	(3,772.0)	51.4763	11/19/2021
Purchase of Forward Contract	3,772.0	51.516	11/19/2021
Purchase of Common Stock	973.0	51.5427	11/19/2021
Purchase of Common Stock	1,900.0	50.547	11/22/2021
Purchase of Common Stock	1,900.0	49.5426	11/23/2021
Sale of Common Stock	(3,775.0)	50.3282	11/24/2021
Purchase of Forward Contract	3,775.0	50.4041	11/24/2021
Purchase of Forward Contract	2,850.0	49.696	11/26/2021
Purchase of Forward Contract	1,634.0	49.5766	11/29/2021
Purchase of Forward Contract	3,800.0	48.0831	11/30/2021
Purchase of Forward Contract	1,900.0	49.1062	12/01/2021
Purchase of Forward Contract	3,776.0	49.0683	12/02/2021
Sale of Common Stock	(3,776.0)	49.0235	12/02/2021
Purchase of Common Stock	1,834.0	48.7722	12/02/2021
Purchase of Common Stock	2,700.0	49.7852	12/03/2021
Sale of Common Stock	(3,777.0)	49.7404	12/03/2021
Purchase of Forward Contract	3,777.0	49.8104	12/03/2021
Sale of Common Stock	(5,643.0)	47.9215	12/06/2021
Purchase of Forward Contract	5,643.0	47.9413	12/06/2021
Purchase of Common Stock	720.0	47.7811	12/06/2021
Purchase of Common Stock	900.0	47.1249	12/07/2021
Sale of Common Stock	(5,630.0)	48.2275	12/09/2021
Purchase of Forward Contract	5,630.0	48.2787	12/09/2021
Sale of Common Stock	(5,630.0)	46.8885	12/13/2021
Purchase of Forward Contract	5,630.0	46.942	12/13/2021
Purchase of Common Stock	770.0	46.83	12/14/2021
Purchase of Common Stock	1,019.0	46.9811	12/14/2021
Purchase of Common Stock	714.0	47.9096	12/15/2021
Sale of Common Stock	(3,239.0)	48.9875	12/16/2021
Purchase of Forward Contract	3,239.0	49.0365	12/16/2021
Purchase of Common Stock	2,700.0	49.8975	12/17/2021
Sale of Common Stock	(6,231.0)	50.4373	12/20/2021
Purchase of Forward Contract	6,231.0	50.5365	12/20/2021
Purchase of Common Stock	900.0	50.0766	12/20/2021
Sale of Common Stock	(6,182.0)	49.2765	12/22/2021
Purchase of Forward Contract	6,182.0	49.3049	12/22/2021
Purchase of Common Stock	900.0	49.6442	12/22/2021
Purchase of Common Stock	1,240.0	51.4446	12/23/2021
Sale of Common Stock	(6,114.0)	51.2378	12/23/2021
Purchase of Forward Contract	6,114.0	51.2967	12/23/2021
Sale of Common Stock	(5,974.0)	51.005	12/27/2021
Purchase of Forward Contract	5,974.0	51.0574	12/27/2021
Purchase of Common Stock	258.0	54.9298	12/28/2021
Purchase of Common Stock	7,391.0	55.6249	12/28/2021
Purchase of Forward Contract	1,800.0	53.7574	12/28/2021
Sale of Common Stock	(3,641.0)	55.4034	12/29/2021

CUSIP No. 589378108
Purchase of Forward Contract	3,641.0	55.4395	12/29/2021
Purchase of Common Stock	4,500.0	55.3576	12/29/2021
Purchase of Common Stock	187.0	55.86	12/30/2021
Sale of Common Stock	(5,433.0)	55.7334	12/30/2021
Purchase of Forward Contract	5,433.0	55.7862	12/30/2021
Purchase of Common Stock	6,293.0	55.7669	12/30/2021
Sale of Common Stock	(5,412.0)	54.8951	12/31/2021
Purchase of Forward Contract	5,412.0	54.9464	12/31/2021
Sale of Common Stock	(5,154.0)	55.7249	01/03/2022
Purchase of Forward Contract	5,154.0	55.7993	01/03/2022
Purchase of Forward Contract	1,260.0	55.6412	01/04/2022
Purchase of Common Stock	229.0	56.3048	01/05/2022
Purchase of Common Stock	2,493.0	56.018	01/05/2022
Purchase of Common Stock	3,885.0	57.0904	01/06/2022
Purchase of Common Stock	17,171.0	57.524	01/07/2022
Purchase of Common Stock	6,962.0	56.688	01/10/2022
Purchase of Common Stock	2,560.0	56.8095	01/11/2022
Purchase of Common Stock	4,625.0	55.6399	01/12/2022
Purchase of Common Stock	3,700.0	57.1062	01/12/2022
Purchase of Common Stock	105,398.0	50.6007	01/12/2022
Exercise of Forward Contract	(105,398.0)	50.5681	01/12/2022
Purchase of Common Stock	4,107.0	57.3145	01/12/2022
Purchase of Common Stock	3,700.0	58.2419	01/13/2022

CUSIP No. 589378108
Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD X MASTER FUND LTD

Purchase of Common Stock	2,059.0	51.87	11/17/2021
Purchase of Common Stock	1,435.0	51.8414	11/17/2021
Sale of Common Stock	(15,080.0)	52.2878	11/18/2021
Purchase of Common Stock	867.0	51.958	11/18/2021
Purchase of Forward Contract	15,080.0	52.3241	11/18/2021
Sale of Common Stock	(15,077.0)	51.4763	11/19/2021
Purchase of Forward Contract	15,077.0	51.516	11/19/2021
Purchase of Common Stock	3,712.0	51.5427	11/19/2021
Purchase of Common Stock	7,250.0	50.547	11/22/2021
Purchase of Common Stock	7,250.0	49.5426	11/23/2021
Sale of Common Stock	(15,012.0)	50.3282	11/24/2021
Purchase of Forward Contract	15,012.0	50.4041	11/24/2021
Purchase of Forward Contract	10,875.0	49.696	11/26/2021
Purchase of Forward Contract	6,235.0	49.5766	11/29/2021
Purchase of Forward Contract	14,500.0	48.0831	11/30/2021
Purchase of Forward Contract	7,250.0	49.1062	12/01/2021
Purchase of Forward Contract	15,012.0	49.0683	12/02/2021
Sale of Common Stock	(15,012.0)	49.0235	12/02/2021
Purchase of Common Stock	6,999.0	48.7722	12/02/2021
Purchase of Common Stock	10,275.0	49.7852	12/03/2021
Sale of Common Stock	(14,987.0)	49.7404	12/03/2021
Purchase of Forward Contract	14,987.0	49.8104	12/03/2021
Sale of Common Stock	(22,328.0)	47.9215	12/06/2021
Purchase of Forward Contract	22,328.0	47.9413	12/06/2021
Purchase of Common Stock	2,740.0	47.7811	12/06/2021
Purchase of Common Stock	3,425.0	47.1249	12/07/2021
Sale of Common Stock	(22,234.0)	48.2275	12/09/2021
Purchase of Forward Contract	22,234.0	48.2787	12/09/2021
Sale of Common Stock	(22,234.0)	46.8885	12/13/2021
Purchase of Forward Contract	22,234.0	46.942	12/13/2021
Purchase of Common Stock	2,932.0	46.83	12/14/2021
Purchase of Common Stock	3,877.0	46.9811	12/14/2021
Purchase of Common Stock	2,715.0	47.9096	12/15/2021
Sale of Common Stock	(12,737.0)	48.9875	12/16/2021
Purchase of Forward Contract	12,737.0	49.0365	12/16/2021
Purchase of Common Stock	10,275.0	49.8975	12/17/2021
Sale of Common Stock	(24,417.0)	50.4373	12/20/2021
Purchase of Forward Contract	24,417.0	50.5365	12/20/2021
Purchase of Common Stock	3,425.0	50.0766	12/20/2021
Sale of Common Stock	(24,185.0)	49.2765	12/22/2021
Purchase of Forward Contract	24,185.0	49.3049	12/22/2021
Purchase of Common Stock	3,425.0	49.6442	12/22/2021
Purchase of Common Stock	4,717.0	51.4446	12/23/2021
Sale of Common Stock	(23,872.0)	51.2378	12/23/2021
Purchase of Forward Contract	23,872.0	51.2967	12/23/2021
Sale of Common Stock	(5,072.0)	51.005	12/27/2021
Sale of Common Stock	(18,148.0)	51.005	12/27/2021
Purchase of Forward Contract	23,220.0	51.0574	12/27/2021
Purchase of Common Stock	982.0	54.9298	12/28/2021
Purchase of Common Stock	28,125.0	55.6249	12/28/2021
Purchase of Forward Contract	6,850.0	53.7574	12/28/2021

CUSIP No. 589378108
Sale of Common Stock	(13,890.0)	55.4034	12/29/2021
Purchase of Forward Contract	13,890.0	55.4395	12/29/2021
Purchase of Common Stock	17,125.0	55.3576	12/29/2021
Purchase of Common Stock	712.0	55.86	12/30/2021
Sale of Common Stock	(20,700.0)	55.7334	12/30/2021
Purchase of Forward Contract	20,700.0	55.7862	12/30/2021
Purchase of Common Stock	23,948.0	55.7669	12/30/2021
Sale of Common Stock	(20,607.0)	54.8951	12/31/2021
Purchase of Forward Contract	20,607.0	54.9464	12/31/2021
Sale of Common Stock	(3,928.0)	55.7249	01/03/2022
Sale of Common Stock	(15,695.0)	55.7249	01/03/2022
Purchase of Forward Contract	19,623.0	55.7993	01/03/2022
Purchase of Forward Contract	4,795.0	55.6412	01/04/2022
Purchase of Common Stock	862.0	56.3048	01/05/2022
Purchase of Common Stock	9,364.0	56.018	01/05/2022
Purchase of Common Stock	14,593.0	57.0904	01/06/2022
Purchase of Common Stock	64,507.0	57.524	01/07/2022
Purchase of Common Stock	26,157.0	56.688	01/10/2022
Purchase of Common Stock	9,618.0	56.8095	01/11/2022
Purchase of Common Stock	17,375.0	55.6399	01/12/2022
Purchase of Common Stock	13,900.0	57.1062	01/12/2022
Purchase of Common Stock	400,245.0	50.6946	01/12/2022
Exercise of Forward Contract	(400,245.0)	50.6635	01/12/2022
Purchase of Common Stock	15,429.0	57.3145	01/12/2022
Purchase of Common Stock	13,900.0	58.2419	01/13/2022

CUSIP No. 589378108
Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE LP
(Through the Starboard Value LP Account)

Purchase of Common Stock	1,718.0	51.87	11/17/2021
Purchase of Common Stock	1,197.0	51.8414	11/17/2021
Sale of Common Stock	(12,136.0)	52.2878	11/18/2021
Purchase of Common Stock	724.0	51.958	11/18/2021
Purchase of Common Stock	12,136.0	52.3241	11/18/2021
Sale of Common Stock	(12,136.0)	51.4763	11/19/2021
Purchase of Common Stock	12,136.0	51.516	11/19/2021
Purchase of Common Stock	3,098.0	51.5427	11/19/2021
Purchase of Common Stock	6,050.0	50.547	11/22/2021
Purchase of Common Stock	6,050.0	49.5426	11/23/2021
Sale of Common Stock	(12,132.0)	50.3282	11/24/2021
Purchase of Common Stock	12,132.0	50.4041	11/24/2021
Purchase of Common Stock	9,075.0	49.696	11/26/2021
Purchase of Common Stock	5,203.0	49.5766	11/29/2021
Purchase of Common Stock	12,100.0	48.0831	11/30/2021
Purchase of Common Stock	6,050.0	49.1062	12/01/2021
Purchase of Common Stock	12,132.0	49.0683	12/02/2021
Sale of Common Stock	(12,132.0)	49.0235	12/02/2021
Purchase of Common Stock	5,840.0	48.7722	12/02/2021
Purchase of Common Stock	8,550.0	49.7852	12/03/2021
Sale of Common Stock	(12,130.0)	49.7404	12/03/2021
Purchase of Common Stock	12,130.0	49.8104	12/03/2021
Sale of Common Stock	(18,109.0)	47.9215	12/06/2021
Purchase of Common Stock	18,109.0	47.9413	12/06/2021
Purchase of Common Stock	2,280.0	47.7811	12/06/2021
Purchase of Common Stock	2,850.0	47.1249	12/07/2021
Sale of Common Stock	(18,055.0)	48.2275	12/09/2021
Purchase of Common Stock	18,055.0	48.2787	12/09/2021
Sale of Common Stock	(18,055.0	46.8885	12/13/2021
Purchase of Common Stock	18,055.0)	46.942	12/13/2021
Purchase of Common Stock	2,439.0	46.83	12/14/2021
Purchase of Common Stock	3,227.0	46.9811	12/14/2021
Purchase of Common Stock	2,259.0	47.9096	12/15/2021
Sale of Common Stock	(73,697.0)	48.9875	12/16/2021
Purchase of Common Stock	73,697.0	49.0365	12/16/2021
Purchase of Common Stock	8,550.0	49.8975	12/17/2021
Sale of Common Stock	(2,371.0)	50.4373	12/20/2021
Purchase of Common Stock	2,371.0	50.5365	12/20/2021
Purchase of Common Stock	2,850.0	50.0766	12/20/2021
Sale of Common Stock	(3,256.0)	49.2765	12/22/2021
Purchase of Common Stock	3,256.0	49.3049	12/22/2021
Purchase of Common Stock	2,850.0	49.6442	12/22/2021
Purchase of Common Stock	3,925.0	51.4446	12/23/2021
Sale of Common Stock	(4,446.0)	51.2378	12/23/2021
Purchase of Common Stock	4,446.0	51.2967	12/23/2021
Sale of Common Stock	(6,930.0)	51.005	12/27/2021
Purchase of Common Stock	6,930.0	51.0574	12/27/2021
Purchase of Common Stock	817.0	54.9298	12/28/2021
Purchase of Common Stock	23,403.0	55.6249	12/28/2021

CUSIP No. 589378108
Purchase of Common Stock	5,700.0	53.7574	12/28/2021
Sale of Common Stock	(10,676.0)	55.4034	12/29/2021
Purchase of Common Stock	10,676.0	55.4395	12/29/2021
Purchase of Common Stock	14,250.0	55.3576	12/29/2021
Purchase of Common Stock	593.0	55.86	12/30/2021
Sale of Common Stock	(16,531.0)	55.7334	12/30/2021
Purchase of Common Stock	16,531.0	55.7862	12/30/2021
Purchase of Common Stock	19,927.0	55.7669	12/30/2021
Sale of Common Stock	(16,881.0)	54.8951	12/31/2021
Purchase of Common Stock	16,881.0	54.9464	12/31/2021
Sale of Common Stock	(16,074.0)	55.7249	01/03/2022
Purchase of Common Stock	16,074.0	55.7993	01/03/2022
Purchase of Common Stock	3,990.0	55.6412	01/04/2022
Purchase of Common Stock	726.0	56.3048	01/05/2022
Purchase of Common Stock	7,882.0	56.018	01/05/2022
Purchase of Common Stock	12,284.0	57.0904	01/06/2022
Purchase of Common Stock	54,296.0	57.524	01/07/2022
Purchase of Common Stock	22,017.0	56.688	01/10/2022
Purchase of Common Stock	8,095.0	56.8095	01/11/2022
Purchase of Common Stock	14,625.0	55.6399	01/12/2022
Purchase of Common Stock	11,700.0	57.1062	01/12/2022
Purchase of Common Stock	336,665.0	51.6946	01/12/2022
Exercise of Forward Contract	(336,665.0)	51.6725	01/12/2022
Purchase of Common Stock	12,987.0	57.3145	01/12/2022
Purchase of Common Stock	11,700.0	58.2419	01/13/2022